UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

Commission File Number: 001-34476

Banco Santander (Brasil) S.A.

(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235

Bloco A – Vila Olimpia

São Paulo, SP 04543-011

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

(Free Translation into English from the Original Previously Issued in Portuguese)

Item 1

BANCO SANTANDER (BRASIL) S.A.

Publicly Held Company with Authorized Capital

CNPJ/MF n. 90.400.888/0001-42
NIRE 35.3.00332067

MATERIAL FACT

BANCO SANTANDER (BRASIL) S.A. (“Company” or “Lead Underwriter”) hereby informs its shareholders and the market in general that was initiated a secondary public offering for the distribution of eighty million (80,000,000) share deposit certificates, representing, each one, one common share and one preferred share, all nominative, book-entry shares with no par value, free and clear of any liens or encumbrances, issued by the Company and held by Qatar Holding LLC ("Selling Shareholder" and "Units"), including in the form of American Depositary Shares, represented by American Depositary Receipts, all free and clear of any liens or encumbrances ("ADSs" and "ADRs", respectively) ("Global Offering").

The Global Offering will simultaneously consist of (i) a secondary public offering of distribution with restricted placement efforts of Units (except under the form of ADSs) in Brazil (“Units of the Brazilian Offering”), in over the counter market carried out by the Lead Underwriter, Bank of America Merrill Lynch Banco Múltiplo S.A. (“BofA Merrill Lynch”) and Banco de Investimentos Credit Suisse (Brasil) S.A. (“Credit Suisse” and, together with the Lead Underwriter and BofA Merrill Lynch, “Brazilian Underwriters”), pursuant to Brazilian Law 6,385, dated December 7, 1976, as amended (“Brazilian Securities Market Law”), to CVM Instruction No. 476, dated January 16, 2009, as amended (“CVM Instruction 476”), to ANBIMA Code for Regulation and Best Practices for Public Offering of Distribution and Acquisition of Securities, in effect (“ANBIMA Code”) and other applicable provisions, with placement efforts of Units of the Brazilian Offering outside Brazil by Santander Investment Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC ("International Underwriters" and "Brazilian Offering”, respectively); and (ii) the secondary public offering for the distribution of Units, in the form of ADSs, represented by ADRs outside Brazil ("Units of the International Offering" and together with the Units of the Brazilian Offering, "Units of the Global Offering"), carried out by the International Underwriters, with the participation of other hired financial institutions ("International Offering"), being each ADS to be offered under the International Offering comprised of a Unit.

(Free Translation into English from the Original Previously Issued in Portuguese)

The amount of Units of the International Offering initially offered (not including, therefore, the Units of the Brazilian Offering) may be increased by an additional batch of up to twelve million (12,000,000) Units, exclusively in the form of ADSs, represented by ADRs, to be sold by the Selling Shareholder under the same conditions and for the same price of the Units of the Global Offering initially offered ("Additional Units of the International Offering"), pursuant to the option to be granted by the Selling Shareholder to the International Underwriters exclusively within the International Offering ("Option of Additional Units of the International Offering"). The Option of Additional Units of the International Offering will be intended exclusively to meet a possible excess of demand that may be verified in the course of the Global Offering.

During the 180-day period following the date the Price per Unit (as defined below) is determined, the Selling Shareholder, except if previously consented in writing by the Brazilian Underwriters and the International Underwriters, and subject to certain exceptions and other restrictions provided for in the Lock-up Agreement, will be subject to certain restrictions regarding the negotiation of its Units/ADRs issued by the Company.

As an exclusively secondary public offering with restricted placement efforts, the granting of priority rights to the current shareholders of the Company for the acquisition of Units of the Global Offering is not applicable, as set forth in article 9-A of CVM Instruction 476 and, therefore, there will be no dilution of the current shareholders of the Company.

The price per Unit ("Price per Unit ") will be set after the conclusion of the procedure for collection of investment orders ("Bookbuilding Procedure") and shall be determined, with the following standards: (i) the interest indication expressed, on the basis of quality and quantity of demand (by volume and price) for the Units collected under the Bookbuilding Procedure; and (ii) the trading price the of units representing common shares and preferred shares issued by the Company in BM&FBOVESPA Bolsa de Valores S.A., Mercadoria e Futuros.

Within the International Offer, the price per Unit, in the form of ADS, is equal to the price per Unit converted to U.S. Dollars (US$) based on the average exchange rate for sale of such currency in the foreign exchange market on the business day immediately prior to the date of completion of the Bookbuilding Procedure, being such average exchange rate disclosed by the Central Bank of Brazil.

The Brazilian Offering is automatically waived from registration of public distributions by CVM referred to in article 19 of the Brazilian Securities Market Law, in accordance with article 6th of CVM Instruction 476. The Brazilian Offering was not and will not be subject to prior analysis by CVM, the Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais – ANBIMA or by any other regulatory or self regulatory agency.

(Free Translation into English from the Original Previously Issued in Portuguese)

The Company will keep its shareholders and the market informed about the progress of the Global Offering through the disclosure of market announcements or material facts in the electronic pages of CVM (www.cvm.gov.br) or of BM&FBOVESPA, (www.bmfbovespa.com.br) and of the Company (www.ri.santander.com.br).

This Material Fact is disclosed for informative purposes only and shall not, under any circumstances, be construed as an investment recommendation nor as an offer to acquire any securities of the Company, including the Units or the ADSs.

São Paulo, March 28, 2017.

Angel Santodomingo
Investor Relations Executive Officers
Banco Santander (Brasil) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2017

Banco Santander (Brasil) S.A.

By:	/s/ Amancio Acurcio Gouveia
	Name:	Amancio Acurcio Gouveia
	Title:	Officer Without Specific Designation

By:	/s/ Angel Santodomingo Martell
	Name:	Angel Santodomingo Martell
	Title:	Vice - President Executive Officer